UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact January | 2025

Azul Announces the Early Participation Results
for its Previously Announced Exchange Offers

São Paulo, January 8, 2025 – Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Azul” or the “Company”) and its subsidiary, Azul Secured Finance LLP, today announce the early participation results for the previously announced offers to exchange (“Exchange Offers”) the Existing Notes (as defined below).

As of 5:00 p.m., New York City time, on January 7, 2025, which was the early participation deadline for the Exchange Offers:

•	99.6% of outstanding principal amount of the 11.930% Senior Secured First Out Notes due 2028 have been tendered;

•	97.8% of the outstanding principal amount of the 11.500% Senior Secured Second Out Notes due 2029 (the “2029 Notes”) have been tendered; and

•	94.4% of the outstanding principal amount of the 10.875% Senior Secured Second Out Notes due 2030 (the “2030 Notes”) have been tendered,

together, the “Existing Notes”. Existing Notes tendered in the Exchange Offers can no longer be withdrawn.

Consummation of the Exchange Offers is conditioned on, among other things, the participation of (a) at least 66.67% of the outstanding principal amount of each series of Existing Notes (which condition has been satisfied as of the early participation deadline), (b) at least 95.0% of the aggregate principal amount of the 2029 Notes and the 2030 Notes (taken together) (which condition has been satisfied as of the early participation deadline), and (c) the issuance of the superpriority notes referred to in Azul’s previous announcements (“Superpriority Notes”), subject to the conditions to such issuance.

Simultaneously with the Exchange Offers, the Issuer is conducting the solicitation of consents from eligible holders of the Existing Notes to effect certain proposed amendments to the terms of such Existing Notes to eliminate substantially all of the restrictive covenants, events of default and related provisions in a customary exit consent solicitation and to release the collateral securing the Existing Notes. As of the early participation deadline, the Issuer has received consents sufficient to effect the proposed amendments, which the Issuer intends to implement on the Settlement Date (as defined below).

The expiration deadline for the Exchange Offers remains 11:59 p.m., New York City time, on January 15, 2025, unless extended by the Issuer. Subject to satisfaction or waiver of applicable conditions (including the conditions to the issuance of the Superpriority Notes), the Issuer currently expects that the settlement of the Exchange Offers and the issuance of the Superpriority Notes will occur on January 22, 2025 (“Settlement Date”).

This communication is for information purposes only, in accordance with current legislation and shall not be interpreted or considered, for all legal purposes and effects, as an offering and/or promotional material for any securities. The offering of securities to be issued in the Exchange Offers have not been, and will not be, registered under the Securities Act of 1933, as amended.

Azul will keep investors and the general market updated on the progress of the Exchange Offers.

Important Notes

This communication is for information purposes only and is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction. This communication is not and shall not constitute (i) an offer to buy, or a solicitation of an offer to sell, the Existing Notes or any other securities, (ii) the solicitation of consents from any holders of the Existing Notes or any other securities, or (iii) an offer to sell, or the solicitation of an offer to buy, the New Notes or any other securities (together, “Securities”). There shall be no offering or sale of Securities, and no solicitation of consents from any holders of the Existing Notes or any other Securities, in any jurisdiction in which such offer, sale or solicitation would be unlawful. Any offer or solicitation will only be made pursuant to a separate disclosure or solicitation document and only to such persons and in such jurisdictions as permitted under applicable law. The offering of any Securities has not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”). No Securities may be offered or sold absent registration under the Securities Act or pursuant to an offer or sale under one or more exemptions from, or in a transaction not subject to, the registration requirements of the Securities Act.

Material Fact January | 2025

The Securities have not been and will not be issued or placed, distributed, offered or traded in the Brazilian capital markets. The issuance of the Securities has not been nor will the relevant Securities be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of any Securities in Brazil is not legal without prior registration under Law No. 6,385, dated December 15, 1976, as amended, and CVM Resolution No. 160, dated July 13, 2022, as amended. Documents relating to the offering of the relevant Securities, as well as information contained therein, may not be supplied to the public in Brazil (as the offering of the relevant Securities will not be a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of the relevant Securities to the public in Brazil. The relevant Securities will not be offered or sold in Brazil, except in circumstances, which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our securities, including the potential impacts of the material transactions referred to in this communication. Although we believe that any forward-looking statements are based upon reasonable assumptions in light of information currently available to us, any such forward-looking statements are subject to many significant risks, uncertainties and assumptions, including those factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023 and any other cautionary statements which may be made or referred to in connection with any such forward-looking statements.

In this communication, the words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Except as required by applicable law, we do not undertake any obligation to update publicly or to revise any forward-looking statements after the date of this communication because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this communication might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these forward-looking statements.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier earned the number one ranking in the Traveler’s Choice Awards.

For more information visit https://ri.voeazul.com.br/en.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 8, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer